Exhibit 99.1

Release time	Immediate	Date	8 April 2003

PR291g

Rio Tinto chairmanship

Sir Robert Wilson, chairman of Rio Tinto, will retire from the boards of Rio Tinto at the end of October this year, two months after reaching his normal retirement age of 60. Sir Robert joined the board of Rio Tinto plc in 1987 and was chief executive from 1991 until his appointment as chairman in 1997. He remained as chief executive following the 1995 dual listed companies merger of Rio Tinto plc and Rio Tinto Limited and also became chairman of Rio Tinto Limited in 1999.

The boards have appointed Mr Paul Skinner to succeed Sir Robert as chairman. Mr Skinner joined the Rio Tinto boards as a non executive director in 2001. He will retire from his current positions as a Managing Director of The “Shell” Transport and Trading Company, plc and Group Managing Director of the Royal Dutch/Shell Group in September 2003.

Mr Leigh Clifford, Rio Tinto’s chief executive, will assume Sir Robert’s executive responsibilities when he retires.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore + 44 (0) 20 7753 2305	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com

Cont…/

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

NOTE TO EDITORS:

Sir Robert Wilson joined Rio Tinto in 1970. He held several planning and management roles before being appointed managing director of the Group’s European zinc and lead smelting subsidiary in 1979. He returned to the London head office in 1982 and played a key role in refocusing the Group’s strategy on mining activities, culminating in his appointment as planning and development director in 1987. As such, he led Rio Tinto’s purchase of BP Minerals in 1989 and then became Rio Tinto’s director responsible for mining and metals businesses prior to his appointments as chief executive and then chairman of Rio Tinto.

More recently, Sir Robert has also played a leadership role within the mining and metals industry in establishing the Global Mining Initiative in 1998. The GMI set out to re-define the sector’s role in relation to sustainable development. Kofi Anan, UN Secretary General, described it as having “mobilised an unprecedented coalition for change” at its concluding conference in 2002. Another outcome of the GMI was a new global leadership body for the industry, the International Council on Mining and Metals, which Sir Robert also chairs.

Paul Skinner has worked for The Royal Dutch/Shell Group of companies since 1966 after joining as a student in 1963. Having initially worked in various sales and marketing positions in Shell’s chemicals businesses, including assignments in Greece and Nigeria, he first moved to the oil business in 1979 with responsibility for crude oil acquisitions in the Middle East and Africa. From 1981 he held a succession of chief executive appointments in Shell’s UK, New Zealand and then Norwegian interests; in the latter case, his prime focus was on exploration and production. Mr Skinner became president of Shell International Trading Company in 1991 and subsequently of the Group’s merged oil trading and shipping businesses. In 1996, he was appointed Director of Strategy and Business Services, Oil Products, and President of Shell Oil Products Europe in 1998. Mr Skinner became CEO of the global Oil Products business in January 1999 and a Group Managing Director in 2000.

Mr Skinner has also been president of The Chamber of Shipping of the United Kingdom in 1997/98 and is a member of the board of INSEAD, the European/Asian business school, as well as a non executive director of Rio Tinto. In May 2003, Mr Skinner will become chairman of the Rio Tinto boards’ Committee on social and environmental accountability.

Leigh Clifford joined the Rio Tinto Group in 1970 after completing a bachelor’s degree with honours in engineering and a master’s degree in engineering science at Melbourne University. He held various roles in the coal and metalliferous operations of the Group before being seconded to Rio Tinto in London in 1994 as mining director. In 1996 he was appointed managing director of Rio Tinto Limited, based in Melbourne. He returned to London in 1999 and was chief executive of Rio Tinto’s global Energy group prior to his appointment as chief executive of Rio Tinto in April 2000.

Mr Clifford will assume Sir Robert’s current Finance, Planning and Development, External Affairs and Human Resources roles on Sir Robert’s retirement.